SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended June 30, 2003

NORSK HYDRO ASA

(Translation of registrant’s name into English)

Bygdøy allé 2
N-0240 OSLO
Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NORSK HYDRO ASA and SUBSIDIARIES
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
for the six months ending 30 June, 2003

In this Quarterly Report on Form 6-K (the “Report”), references to the “Company” are to Norsk Hydro ASA; references to “Hydro” or the “Group” are to the Company and its consolidated subsidiaries. The Company publishes its consolidated financial statements in Norwegian kroner (“NOK”). In this Report, references to “US dollar”, “USD”, or “$” are to United States dollars.

CONSOLIDATED RESULTS (US GAAP)
(UNAUDITED)

	Second quarter				First half		Year
	2003	2003	2002	2003	2003	2002	2002

Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	40,578	4,915	44,454	85,392	10,343	82,220	167,040
Operating income	4,619	559	5,077	11,391	1,380	9,900	19,841
Non-consolidated investees	392	47	(203)	669	81	(95)	33
Interest income and other financial income	379	46	288	803	97	874	1,418
Other income, net	(1,881)	(227)	142	(1,841)	(223)	219	219

Earnings before interest expense and taxes (EBIT)	3,509	425	5,304	11,022	1,335	10,898	21,511
Interest expense and foreign exchange gain/(loss)	(227)	(27)	1,754	(1,286)	(156)	922	517

Income before taxes and minority interest	3,282	398	7,058	9,736	1,179	11,820	22,028
Income tax expense	(988)	(121)	(4,214)	(5,262)	(637)	(6,848)	(13,278)
Minority interest	30	4	(4)	51	6	—	15

Income before cumulative effect of change in accounting principle	2,324	281	2,840	4,525	548	4,972	8,765
Cumulative effect of change in accounting principle	—	—	—	281	34	—	—

Net income	2,324	281	2,840	4,806	582	4,972	8,765

Earnings per share before change in accounting principle (in NOK and Euro)	9.00	1.10	11.00	17.50	2.10	19.30	34.00
Earnings per share (in NOK and Euro)	9.00	1.10	11.00	18.60	2.30	19.30	34.00

Financial data

EBITDA2) – million	9,277	1,124	9,125	20,441	2,476	17,713	35,658
Investments – million	4,223	512	9,652	9,033	1,094	36,055	45,716
Net interest-bearing debt/equity 3)	0.32	0.32	0.48	0.32	0.32	0.48	0.44

1)	Presentation in Euro is a convenience translation based on the exchange rate at June 30, 2003, which was 8.2559.
2)	Earnings before Interest, Tax, Depreciation and Amortization. See page 22.
3)	Net interest-bearing debt divided by shareholders’ equity plus minority interest.

Norsk Hydro’s net income in the second quarter 2003 was NOK 2,324 million (NOK 9.00 per share) compared with NOK 2,840 million (NOK 11.00 per share) for the same period in the previous year. Operating income in the second quarter was NOK 4,619 million, a decline of 9 percent compared with 2002. Income before cumulative effect of change in accounting principle for the first half of the year was NOK 4,525 million (NOK 17.50 per share), compared with NOK 4,972 million (NOK 19.30 per share) in the corresponding period of the previous year. Earnings for the second quarter and first half of 2002 included unrealized currency gains of NOK 2.5 billion and NOK 2.4 billion, respectively, resulting from the effect of a significant weakening of the US dollar against the Norwegian kroner and Euro on the Company’s net US dollar debt position.

The US dollar is the primary currency impacting all three business areas. The decline against the Norwegian kroner, compared with the corresponding period of last year, has impacted the results for the quarter.

“The quarterly results confirm that the positive operational trend continues in all of Hydro’s core areas. Oil and gas production and significant expansion projects are proceeding according to schedule. Within Aluminium it is encouraging to note that total costs in connection with our extensive improvement programs are lower than previously estimated and are proceeding according to plan. The aluminum market continues to be demanding and we do not expect any help from the market for the remainder of this year. Profitability continues to be given

All comparative figures are for the corresponding period in 2002 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2003 presentation.

greater priority than growth,” says President and CEO Eivind Reiten.

“The preparations to establish Agri as an independent listed company are well underway and we are aiming to introduce Agri on the Oslo Stock Exchange in the course of the first half of 2004. The Hydro group will thereafter concentrate entirely on developing Oil and Energy and Aluminium,” he adds.

In the quarter Hydro achieved an average oil and gas production of 484,000 barrels of oil equivalent per day (boed), a level similar to that of the second quarter of last year. Oil prices have been high, averaging USD 25.5 per barrel, though lower than in the second quarter of last year when measured in Norwegian kroner. Exploration activity has been lower than in the previous year. Hydro is still favorably positioned to reach an average oil and gas production of 510,000 boed for the year.

The improvement programs being carried out in Hydro’s aluminium business are developing in a positive manner, while estimated expenses linked to these measures have been adjusted downwards by NOK 170 million. Market conditions remain demanding, especially for the extrusion and automotive area. The business area has made significant investments in order to further improve its relative cost position in primary production, including projects at Sunndal in Norway and Alouette in Canada, and has recently signed a long-term alumina agreement with Comalco.

Hydro Agri is delivering good results in a market characterized by buoyant prices for nitrogen fertilizer. However, high energy costs and a weaker US dollar against the Norwegian kroner and Euro countered the effect of the positive price trend. Agri further strengthened its market positions in Europe and Latin America, and is well equipped to meet the new fertilizer season in Europe.

Norsk Hydro’s Board of Directors decided in June to begin preparations for establishing Hydro Agri as an independent listed company with its headquarters in Oslo, Norway. The process of combining the operations that currently comprise the Hydro Agri business area into a separate, new company structure has been initiated. Because of its market positions, production plants, as well as commercial and technical expertise in the industry, the new company will assume a leading position within the global fertilizer industry. Different options regarding the spin-off and listing of the new company are being considered. The preparations for stock exchange introduction are being given a high priority, and the process is expected to be completed in the course of the first half of 2004.

The provision for current and deferred taxes for the first half-year of NOK 5,262 million, represents approximately 54 percent of income before tax. The tax provision has been influenced by amendments to the Norwegian tax regulations relating to the future costs of removing oil and gas installations from the Norwegian continental shelf after production has ceased. Because of this amendment, other income includes a non-cash negative non-recurring effect of NOK 2,207 million, while the tax provision includes a positive non-recurring effect of NOK 2,380 million. Excluding these effects, the tax provision represents 64 percent of net income before tax for the first half of 2003 and 61 percent for the second quarter.

Investments in the second quarter 2003 totaled NOK 4,223 million. Slightly more than half of the investments relate to the oil and gas business area.

Cash flow from operations in the first half of 2003 was NOK 12.4 billion (NOK 9.8 billion). The increase compared to the previous year was mainly due to higher earnings from oil and gas operations and from the aluminium business area.

Second quarter 2003

		Non-cons. inv.,
	Operating	Interest &	Other	Depreciation
NOK million	income (loss)	selected fin.items	income	and amortization	EBITDA

Hydro Oil and Energy	3,652	6	326	2,290	6,274
Hydro Aluminium	564	231	—	824	1,619
Hydro Agri	622	186	—	265	1,073
Other Activities	(101)	214	—	177	290
Corporate and Eliminations	(118)	134	(2,207)	2,212[2] )	21

Total 1)	4,619	771	(1,881)	5,768	9,277

First half 2003
		Non-cons. inv.,
	Operating	Interest &	Other	Depreciation
NOK million	income (loss)	selected fin.items	income	and amortization	EBITDA

Hydro Oil and Energy	9,827	114	326	4,675	14,942
Hydro Aluminium	1,217	359	—	1,615	3,191
Hydro Agri	1,429	319	—	527	2,275
Other Activities	(106)	245	23	388	550
Corporate and Eliminations	(976)	435	(2,190)	2,214[2] )	(517)

Total 1)	11,391	1,472	(1,841)	9,419	20,441

1)	See specification on page 27.
2)	Includes non-cash charge relating to an expected state grant pertaining to an asset removal obligation of NOK 2,207 million. (page 11)

EBITDA for the second quarter of 2003 was NOK 9,277 million (NOK 9,125 million). EBITDA for the first half of 2003 was NOK 20,441 million, an increase of 15 percent compared to the first half of 2002.

The total net periodic pension cost for the first half of 2003 was NOK 1,322 million, compared with NOK 647 million in the corresponding period of the previous year. The result for the first half of 2003 included a non-recurring charge in connection with a settlement loss of approximately NOK 200 million in certain Norwegian pension plans. Excluding this item, pension cost increased in 2003 as a result of increased pension obligations and reduced plan assets during the course of 2002.

Earnings of non-consolidated investees in the second quarter amounted to NOK 392 million, compared with a loss of NOK 203 million in the second quarter of 2002. The results were influenced by unrealized foreign exchange gains of NOK 170 million relating to the Company’s alumina operation in Brazil, compared with foreign exchange losses of NOK 241 million in the second quarter of 2002. Excluding this item, earnings improved by NOK 184 million largely as a result of improved results from non-consolidated investees in Agri due to higher fertilizer prices.

Other income includes the effects of amendments to Norwegian regulations. In June of the current year, the Norwegian Storting (parliament) enacted extensive changes in the regulations governing the removal of installations on the Norwegian continental shelf. Earlier regulations provided that the Norwegian government covered a share of the removal costs by way of a grant after removal was completed. New regulations allow removal costs to be deducted from tax. As a result, Hydro expensed a non-cash item of NOK 2,207 million in the second quarter, representing the expected state grant calculated as a share of an asset removal obligation. This amount had been previously recorded as a receivable from the Norwegian state. Other income for the second quarter also included a gain of NOK 326 million resulting from the transfer of the Company’s interest in the Sundsfjord power plant in exchange for shares in the acquiring power company.

On 7 May 2003, the Annual General Meeting authorized Hydro’s Board of Directors to buyback up to 2,808,810 shares over the next 18 months for the purpose of subsequent cancellation. Based on an agreement with the Norwegian State, Hydro’s largest shareholder, a proportional share of the State’s shares may also be bought for cancellation. The State’s ownership share will therefore remain unaffected by the buyback and cancellation. Together, up to 5 million shares may be bought and cancelled, equivalent to 1.9 percent of the outstanding shares. A final decision on cancellation must be approved with a majority of minimum 2/3 in a future General Meeting.

HYDRO OIL AND ENERGY

Operating income (loss)

	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	3,107	3,069	8,589	6,077	13,137
Energy and Oil Marketing	547	617	1,262	1,316	2,784
Eliminations	(2)	—	(24)	—	26

Total	3,652	3,686	9,827	7,393	15,947

EBITDA
	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	5,228	5,311	12,998	10,240	21,593
Energy and Oil Marketing	1,048	844	1,968	1,762	3,721
Eliminations	(2)	—	(24)	—	26

Total	6,274	6,155	14,942	12,002	25,340

	Second quarter		First half		Year
	2003	2002	2003	2002	2002

Oil and gas production (thousands boe/d)	484	482	518	465	480
Oil price (USD/bbl)	25.50	24.37	28.72	22.84	24.70
Oil price (NOK/bbl)	178.50	198.36	202.00	193.79	194.20
Average exchange rate USD/NOK	7.00	8.14	7.03	8.48	7.88
Gas price (NOK/Sm3)	1.03	0.89	1.01	0.98	0.95
Exploration expense (NOK million)	416	936	806	1,650	3,558

Hydro Oil and Energy consists of the two sub-segments: “Exploration and Production” and “Energy and Oil Marketing”.

Effective 1 January 2003, ownership of the major gas transportation pipelines on the Norwegian continental shelf was merged into a new joint venture named Gassled. Hydro’s gas transportation operation was included in the Energy and Oil Marketing sub-segment as of that date. Previously the gas transportation operations was included in Exploration and Production. In 2002, this operation had revenues of NOK 1,750 million, an operating income of NOK 970 million and EBITDA of 1,487 million. All prior period amounts have been reclassified for comparative purposes.

Operating income for Oil and Energy in the second quarter of 2003 was NOK 3,652 million, roughly the same level as in the second quarter of 2002. Operating income for the first half was NOK 9,827 million, a 33 percent increase compared to the corresponding period of 2002.

The average realized crude oil price in the second quarter of 2003 was USD 25.5 per barrel, compared with USD 24.4 per barrel in the corresponding period of the previous year. In Norwegian kroner terms, the oil price was around 10 percent lower than in the second quarter of 2002. The oil price during the first half of 2003 was higher than in the corresponding period of the previous year in both US dollar and Norwegian kroner terms.

Hydro’s gas volumes are sold for the most part on long-term contracts at oil-related prices. The price realized for the quarter averaged NOK 1.03 per Sm3, about 15 percent above prices realized in the corresponding period of last year. The gas price obtained for the first half of the year was on a par with that of the previous year.

Prices in the Nordic electrical power market fluctuated substantially during the second quarter of 2003. The spot price averaged NOK 0.23 per KWh, compared with NOK 0.12 in the corresponding period of the prior year. Forward prices for electrical power to 2006 climbed by some 10 percent in the course of the second quarter. Although water reservoir levels in Norway and Sweden improved during the quarter, they remain roughly 15 percent below normal levels.

EBITDA for Oil and Energy in the second quarter was NOK 6,274 million, substantially unchanged from the corresponding period in 2002. EBITDA for the first half of the year was NOK 14,942 million, an increase of about 25 percent from the previous year.

EXPLORATION AND PRODUCTION

Operating income for Exploration and Production in the second quarter was NOK 3,107 million, approximately the same level as in the second quarter of 2002. Production of oil and gas in the second quarter of 2003 remained at a similar level to the corresponding period of last year. The effect of lower exploration cost was more than offset by lower oil prices, measured in Norwegian kroner, during the period.

Operating income for the first half of 2003 was 41 percent higher than in the corresponding period in the previous year. Both oil and gas production increased in the first half of 2003, compared with the same period in 2002.

Hydro’s oil and gas production in the second quarter of 2003 averaged 484,000 boed, similar to the output in the second quarter of 2002. Oil production (including NGL and condensate) during the second quarter was 372,000 boed, 6,000 boed lower than in the same period in the prior year. Scheduled maintenance shutdowns resulted in an oil production shortfall (including NGL and condensate) of roughly 23,000 boed in the quarter. Gas production in the second quarter was 8 percent higher than in the corresponding period of last year. Compared with the first quarter of the current year, gas sales were considerably lower due to the seasonally lower gas consumption in continental Europe during the summer.

Costs (production costs, depreciation and net tariffs) for the second quarter of 2003 were NOK 82.1 per boe produced compared with NOK 83.2 in the corresponding period of 2002. Average costs per barrel increased somewhat compared to the first quarter of 2003 primarily due to higher maintenance costs and increased depreciation per barrel as a consequence of lower production on fields having a low unit of production depreciation rate. The average cost per barrel for the first half of 2003 was NOK 79.9.

Exploration costs of NOK 416 million were charged to income in the second quarter, compared with NOK 936 million in the second quarter of 2002. During the quarter, a discovery was made on the Lorien field in the Gulf of Mexico. The well results are currently under evaluation. Exploration activities in Canada and Norway resulted in non-commercial wells [Tuckamore in the Flemish pass area in Grand Banks, Canada, EL1051 and J10 well on the Norwegian continental shelf, PL195] and the well costs have been expensed in the quarter. An exploration well is in progress on the Norwegian continental shelf and also in Iran. Overall exploration activity has been lower than in the corresponding quarter of last year.

EBITDA in the second quarter was NOK 5,228 million (NOK 5,311 million). EBITDA for the first half of the year was NOK 12,998 million (NOK 10,240 million), an increase of 27 percent.

The Grane and Fram Vest developments, both Hydro operated, are progressing well and are due to come on stream according to plan. Production start-up is scheduled for October 2003. Cost levels for the projects are NOK 1 billion and NOK 0.7 billion below original budgeted amounts respectively. The Plan for Development and Operation (PDO) for the Ormen Lange project is expected to be submitted during the fourth quarter of 2003.

An agreement has been signed regarding the sale of Hydro’s share of the Gjøa field to Gaz de France. The sale is expected to result in tax-free gain of about NOK 230 million, which will be reflected in the results when final official approval has been granted. Approval is expected to take place during the second half of 2003.

Factors affecting developments during the coming months: Oil production in the third quarter of 2003 (including NGL and condensate) is expected to remain at roughly the same level as in the second quarter. Planned maintenance shutdowns are expected to result in a production shortfall of just under 20,000 boed in the quarter. Gas production is expected to be somewhat lower in the third quarter than in the second quarter because of normal seasonal variations in consumption, as well as an expected higher long-term gas contract price. In light of first half year developments, and the outlook for the rest of the year, Hydro expects to maintain its production target of 510,000 boed for 2003. Operating activity and related costs within Exploration is expected to increase somewhat in the second half of the year when compared to the first half.

ENERGY AND OIL MARKETING

Operating Income for Energy and Oil Marketing in the second quarter of 2003 was NOK 547 million compared to NOK 617 million in the corresponding period of the prior year. Operating income for the first half of 2003 was NOK 1,262 million, a decline of 4 percent compared to the corresponding period last year.

Operating income from Power Sourcing and Marketing activities decreased by NOK 19 million in the second quarter of 2003 compared to the same period in 2002. Power production in the second quarter of 2003 was 1.6 TWh, representing a reduction of 40 percent compared to the corresponding period of the prior year. The lower income from production is to a large extent offset by higher prices and income from other trading activities.

Operating income from gas activities improved by NOK 62 million compared to the same period of the prior year. Approximately NOK 20 million of the improvement resulted from Gas Sourcing and Marketing activities, while the remainder is related to Gas Infrastructure operations. The improved results for Gas Infrastructure activities were mainly due to reduced depreciation resulting from a longer license period for some of the gas transportation assets as a result of the establishment of Gassled in January 2003.

Operating income from Oil Trading and Refining activities for the second quarter of 2003 was in line with the same period in 2002. Results for crude oil trading operations improved compared to the same quarter last year, while refining and refined products trading operations were weaker. The results for refining activities in the second quarter included inventory losses of NOK 59 million compared to inventory gains of NOK 2 million in the same period of the prior year.

Oil Marketing had an operating loss of NOK 97 million in the second quarter of 2003 compared to operating income of NOK 17 million for the corresponding period of the prior year. The decrease resulted mainly from a decline in sales margins, and inventory losses resulting from reduced oil prices toward the end of the quarter. Results for the second quarter of 2003 included inventory losses of NOK 113 million compared to inventory gains of NOK 21 million in the same period of the prior year. Hydro’s share of net income in the retail marketing company, Hydro Texaco, for the second quarter of 2003 was NOK 21 million compared to NOK 19 million in the same period of the prior year.

EBITDA for Energy and Oil Marketing was NOK 1,048 million in the second quarter of 2003 compared to NOK 844 million for the same period of the prior year. During the quarter, Hydro transferred its interest in Sundsfjord Kraft ANS in exchange for 20.2 percent of the shares of SKS Produksjon AS resulting in a gain of NOK 326 million. In connection with the transaction the Norwegian government extended the existing concession period indefinitely. Sundsfjord Kraft ANS is a power producer located in northern Norway.

HYDRO ALUMINIUM

Operating income (loss)

	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Metals	542	568	1,114	824	1,690
Rolled Products	53	(76)	53	(90)	(295)
Extrusion and Automotive	(10)	55	42	31	14
Other and eliminations	(21)	164	8	291	289

Total	564	711	1,217	1,056	1,698

EBITDA
	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Metals	1,124	715	2,171	1,265	2,703
Rolled Products	215	82	383	110	258
Extrusion and Automotive	300	331	629	525	1,084
Other and eliminations	(20)	164	8	291	289

Total	1,619	1,292	3,191	2,191	4,334

	Second quarter		First half		Year
	2003	20022)	2003	20022)	2002 2)

Aluminium price LME (USD/tonne)	1,457	1,395	1,445	1,382	1,372
USD/NOK, realized 1)	7.33	8.51	7.29	8.77	8.21
Primary production (Kmt)	360	344	703	552	1,253

1)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss and not included in EBITDA.
2)	Revised figures to include hedges and LME-futures.

The Aluminium business area is comprised of the following sub-segments:

Metals (Primary Metals and Metal Products)
Rolled Products
Extrusion and Automotive (including the North America unit)

During the first quarter of 2002, Hydro acquired VAW and Technal. Both companies are fully integrated into the operations of Hydro Aluminium. Hydro’s consolidated results include the operating results of VAW as of 15 March 2002 and Technal, as of 26 January 2002.

Overall Western World shipments of primary metal have increased an estimated 4 percent for the second quarter 2003 compared to the same period last year while reported inventories have declined slightly since the end of 2002. Growth was driven by increased activity in South East Asia while shipments in Europe and North America remained under pressure. Demand was particularly weak in the Extrusion and Automotive segment resulting in pressure on volumes and margins. The European market for Rolled Products was more stable than in North America where softer demand and a weaker USD negatively impacted margins for European based factories.

The average market price for aluminium (LME 3 monthly average) was USD 1,379 per tonne for the second quarter 2003, virtually unchanged from second quarter 2002.

In order to better understand Hydro Aluminium’s underlying performance, certain items referred to as infrequent items have been excluded from operating income an EBITDA in the discussion below (see discussion on the use of non-GAAP Measures of Financial Performance on page 22 of this report for further discussion).

Hydro Aluminium’s operating income for the quarter was NOK 564 million, compared to NOK 711 million for the corresponding period in 2002. Excluding infrequent items for both periods, operating income declined NOK 348 million mainly as a result of changes in the NOK / USD exchange rate. Realized aluminium prices increased approximately four percent to USD 1,457 per tonne including hedging effects. Measured in Norwegian kroner, however, realized aluminium price declined by approximately 10 percent.

Improvement programs were initiated by Hydro Aluminium in 2001 and 2002 with a combined target to reduce annual costs by NOK 2.5 billion with full effect in 2004 compared to the cost level of the combined VAW and Hydro Aluminium businesses in 2001. Program results are on target with savings of about NOK 300 million for the second quarter of 2003 and about NOK 600 million for the first half of the year. Accumulated savings amounted to about NOK 1.6 billion at the end of the second quarter of 2003. Implementation costs were NOK 16 million in the second quarter of 2003. Overall program costs have developed positively and are expected to be approximately NOK 170 million lower than initial estimates.

Net infrequent items charged in the second quarter of 2003 amounted to NOK 105 million while NOK 122 million of infrequent items were charged in the first half of the year. Significant charges in the second quarter included a loan loss provision of NOK 140 million which was partially offset by a downward revision of an environmental accrual by NOK 59 million. The revision resulted from a new environmental impact study relating to a non-operational industrial site. In addition, NOK 24 million relating to the Aluminium improvement program and costs relating to the Holmestrand improvement program have been charged to the results for the quarter. The loss provision is described more fully under the discussion of Extrusion and Automotive below.

Results for Metals included NOK 25 million of net positive effects from infrequent items in the second quarter and NOK 18 million for the first half of the year. Extrusion and Automotive results for both the second quarter and first half of 2003 reflected infrequent charges of approximately NOK 135 million including the loss provision discussed above. Results for Rolled Products reflect the remainder of infrequent items for the periods discussed above.

Infrequent charges for 2002 were NOK 306 million for the second quarter and NOK 549 million for the first half of the year. The costs related mainly to manning reductions in connection with the improvement program discussed above and higher cost of goods sold from VAW inventories that had been recorded at fair value as of the acquisition date. Results for Metals included NOK 101 million of these charges in the second quarter of 2002 and NOK 271 million for the first half of the year. Rolled Products results included NOK 162 million in the second quarter and NOK 210 million for the first half of the year while the remainder related to Automotive and Extrusion.

For the first half of 2003, operating income was higher than the same period last year due to the inclusion of VAW for the entire period of 2003 as well as lower infrequent and restructuring items. Excluding new business and infrequent items, operating income declined approximately NOK 553 million. Lower results from comparable operations reflected a substantial fall in margins due to lower aluminium prices measured in Norwegian kroner of approximately 15 percent from the corresponding period last year. The negative effects were partly offset by higher sales volumes and cost reductions.

EBITDA for the second quarter of 2003 was NOK 1,619 million, an increase of NOK 327 million compared to the same period of last year. EBITDA was influenced by unrealized currency gains of NOK 170 million in the second quarter of 2003 relating to the revaluation of dollar denominated debt held by the Company’s non-consolidated investee, Alunorte located in Brazil. Corresponding unrealized currency losses were NOK 241 million in the second quarter 2002. Related unrealized gains were NOK 226 million for the first half of 2003 and unrealized losses of NOK 245 million for the corresponding period of the prior year. Excluding infrequent items and the currency effects related to Alunorte, EBITDA declined NOK 285 million for the second quarter.

For the first half of 2003, EBITDA was higher than the same period last year largely due to the inclusion of VAW for the entire period of 2003 and due to lower infrequent and restructuring items. Excluding new business, infrequent items and the currency effects related to Alunorte, EBITDA declined approximately NOK 482 million.

European market indicators remain weak leading to the expectation of low demand for aluminum for the rest of the year and continued imbalance between supply and demand. High electricity and alumina costs have led to the closure of 120,000 tonnes of annual production capacity in the northwestern United States. Additional production cuts of 100,000 tonnes of annual production capacity outside of the United States have been announced. This has reduced the expectation of the overall level of the net increase in capacity for the year.

METALS

Metals includes primary and remelt aluminium and magnesium activities. Related activities in the US are included as part of the Extrusion and Automotive sub segment.

Operating income for the second quarter was NOK 542 million, compared to NOK 568 million for the second quarter of 2002. Excluding infrequent items, operating income decreased by NOK 152 million in second quarter. The decline was mainly due to the strengthening of the NOK against the USD that negatively impacted margins. Higher volumes, improved trading results and the positive impact of strategic hedging for the Sunndal operations partially mitigated the fall in margins.

Hydro realized an aluminium price of USD 1,457 per tonne for the second quarter of 2003 compared to USD 1,395 per tonne for the same period of the prior year. In connection with the expansion in the Sunndal metal plant, part of the sales for new production capacity was hedged using LME future contracts and US dollar forward contracts for years 2003 to 2007. This secures an aluminium price of approximately NOK 14,000 per tonne. Approximately 66,000 tonnes of production are hedged for 2003. This positively impacted the results by about NOK 112 million in the second quarter of 2003. The decline in the realized NOK/USD exchange rate from NOK 8.51 in the second quarter of 2002 to NOK 7.33 in 2003 more than offset the positive effects of higher realized aluminium prices including hedging results. Shipment volumes for Hydro Aluminium’s primary metal increased 5 percent in the second quarter of 2003 compared to the same period of 2002.

Product premiums, particularly for extrusion ingot, increased in the second quarter of 2003 compared to the same period last year, positively impacting margins. Shipments of extrusion ingots increased by approximately 17 percent reflecting an increase of market share in a flat market.

Realized results of trading activities were unusually good and improved by approximately NOK 90 million compared to the second quarter of 2002. This was mainly due to better results for alumina trading that have had long positions in a tight alumina market. Higher activity levels in physical trading also contributed positively.

For the first half of 2003, operating income was NOK 1,114 million (NOK 824 million). Excluding VAW activities for the first quarter and infrequent items, operating income fell NOK 303 million. The negative effect on margins accounted for a reduction in the results of about NOK 760 million. The effect of the lower realized NOK/USD exchange rates substantially exceeded the improvements in realized aluminium prices and product premiums measured in USD. Other operating improvements, including higher volume sales, reduced cost and better trading results, contributed positively by about NOK 460 million.

EBITDA for Metals in the second quarter of 2003 was NOK 1,124 million which was 57 percent higher than the amount for the same period last year. Excluding infrequent items and the currency effects for Alunorte, EBITDA decreased by NOK 126 million. For the first half of 2003, EBITDA was also higher than in the corresponding period last year. Excluding VAW activities for the first quarter, infrequent items and currency effects for Alunorte, EBITDA declined NOK 263 million.

Hydro Aluminium’s brownfield expansion projects are all progressing according to plan and within budget. The expansion project for the aluminium plant in Sunndal, Norway, is now starting up cells in the second out of three sections.

Hydro Aluminium’s alumina balance was strengthened with a long term supply contract with Comalco Aluminium Limited, a wholly owned subsidiary of Rio Tinto, entered in June 2003. Starting in 2005, Comalco will supply 300,000 tonnes of alumina annully to Hydro’s Australian smelter operations. This increases to 500,000 tonnes annually from 2006 to 2030.This improves Hydro Aluminium’s competitive position by securing the long-term availability of alumina in line with industrial long-term market prices.

ROLLED PRODUCTS

Operating income for the second quarter of 2003 was NOK 53 million, an improvement of NOK 129 million from the operating loss in the same period of last year. Excluding infrequent items, operating income was NOK 49 million, a decline of around NOK 35 million compared to the second quarter of 2002. Lower margins and higher fixed costs were not completely compensated for by the impact of improved volumes.

Difficult market conditions continued with consumption levels at about the same levels in Europe and somewhat lower in the US than in the second quarter of 2002. A weaker USD to Euro and some European overcapacity has put pressure on prices.

For Hydro’s Rolled products, prices were down 2 percent of the margin over aluminium metal price. Variable costs were lower but not enough to compensate for reduced prices. In addition, inventory losses from falling metal prices were NOK 72 million. Shipment volumes increased about 4 percent.

The improvement program for Holmestrand is proceeding according to plan, and fixed costs are expected to be reduced by approximately NOK 80 million annually. Manning will be reduced by 80 persons representing 16 percent of the total work force.

For the first half of 2003, operating income improved by NOK 143 million. Excluding infrequent items, operating income was NOK 58 million (NOK 120 million). Higher sales volumes in 2003 were not sufficient to counteract falling margins and higher costs. Inventory losses of NOK 89 million contributed to lower margins.

EBITDA for Rolled Products for the second quarter of 2003 was NOK 215 million compared to NOK 82 million for the previous year. Excluding infrequent items, EBITDA was NOK 211 million, a decline of around NOK 35 million compared to the second quarter of 2002. For the first half of 2003, EBITDA improved by NOK 273 million. Excluding infrequent items, EBITDA was NOK 388 million (NOK 320 million). The activities of former VAW contributed a positive variance of approximately NOK 112 million to EBITDA in 2003 over 2002 since they were not consolidated for the entire period last year.

EXTRUSION AND AUTOMOTIVE

Operating losses for Extrusion and Automotive for the second quarter were NOK 10 million, compared to operating income of NOK 55 million for the same period in 2002. Excluding infrequent items, operating income in the second quarter increased by approximately NOK 26 million.

The main infrequent item for the second quarter related to the loan loss provision of NOK 140 million (USD 20 million) discussed above. In 1998 Hydro Aluminium provided Goldendale Aluminium Inc., a US producer of primary aluminum a subordinated loan of USD 20 million in connection with an upgrade of production facilities and the extension of an existing tolling agreement. Due to high costs associated with the recent energy crisis in the US, the Goldendale smelter became uncompetitive and was shut down. Subsequently, Goldendale defaulted on its senior secured debt. Currently it is uncertain if, or when, the smelter could become viable and be reopened. The tolling agreement with Goldendale contributed positively to the results of Hydro Aluminium and was an important element in establishing a presence in North America. However, other metal sources currently fully compensate for the volumes previously sourced under the agreement .

Poor market conditions continue to put pressure on margins and volumes for all activities. With the exception of the construction industry, the general extrusion market in Europe has stabilized at a rather low level while market conditions remain weak in North America. For the construction industry, German demand is down approximately 20 percent compared with 2002. For the automotive industry, vehicle sales have fallen on both continents compared with 2002.

Margins for Extrusions in Europe were flat in Euro, but reported in NOK, reflected a positive variance. This more than offset the impact of lower margins in Automotive and the North American extrusion operation.

Volumes were at about the same level as in 2002 due to offsetting effects between the various business activities. European extrusion volumes were at about the same level. For the construction industry, Hydro’s Building systems have compensated for lower demand in Germany by improving volumes in other European markets. Automotive has increased sales volumes as a result of completing the revamp necessary for delivery on new contracts. North American operations were negatively impacted by falling volumes.

Costs in the second quarter increased somewhat. Increases in capacity costs from the start up of new production lines and remelters were largely offset by savings in sales and administration costs from improvement programs and lower fixed costs due to closure of activities in 2002. In addition, results were positively impacted by a gain on sale of property of NOK 38 million.

For the first half of 2003, operating income was NOK 11 million higher compared to the same period in the prior year. Excluding VAW and Technal for the first quarter of 2003, and infrequent items, operating income increased by NOK 86 million. The increase reflects higher volumes related to the ramp up of new Automotive contracts, and a gain on the disposal of property, partly offset by lower margins. The fall in margin was mainly due to price pressure on automotive products.

EBITDA for Extrusion and Automotive for the second quarter of 2003 was NOK 300 million compared with NOK 331 million in the corresponding period of the prior year. Excluding infrequent items, EBITDA increased by approximately NOK 60 million. For the first half of 2003, EBITDA, excluding VAW and Technal for the first quarter of 2003 and infrequent items, increased by NOK 109 million.

HYDRO AGRI

	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Operating income	622	604	1,429	1,562	2,207

EBITDA	1,073	1,198	2,275	2,581	3,945

	Second quarter		First half		Year
Sales including third party products (1,000 tonnes)1)	2003	2002	2003	2002	2002

Europe	2,118	2,275	5,447	5,271	10,077
Outside Europe	2,886	3,165	5,097	5,339	11,580

Total	5,004	5,440	10,544	10,610	21,657

Hydro’s own production from Europe	2,773	2,707	6,287	5,958	11,136

1)	Sales volume includes fertilizer products and nitrogen products for technical use.

Hydro Agri’s operating income of NOK 622 million in the second quarter, reflected an improvement of NOK 18 million compared to second quarter 2002. Operating income for the first half of 2003 was NOK 1,429 million, NOK 133 million lower than in the corresponding period of the previous year.

The positive market fundamentals for nitrogen fertilizer products continued in the second quarter. The quoted urea price increased to USD 136 from USD 100 during the second quarter last year as a result of increased consumption and production cutbacks by US urea and ammonia producers as a result of high North American gas prices. The ammonia price was up 76 percent compared to the corresponding quarter of last year. The improved ammonia and urea prices also had a positive impact on the European nitrate market. Permanent closures of capacity in Ireland, Germany, Spain and France more than compensated for an estimated market decline of 2 percent for nitrogen in the 2002/2003 fertilizer season and contributed to improved market balance and price level in Europe.

In total, increased USD-prices improved operating income by NOK 660 million compared to the same quarter last year. This was partly offset by higher gas and oil prices in Europe which increased costs by NOK 390 million compared to second quarter of last year and the negative impact of the strengthening of the Norwegian kroner and Euro against US dollar.

Hydro Agri’s total sales volume in the second quarter was 8 percent below second quarter of last year. The decline mainly reflected the exit from low-margin sales in the phosphate fertilizer market in connection with the divestment of Farmland Hydro last year. Total volumes in the first half of 2003 were in line with last year, however, nitrogen fertilizer volumes increased by approximately 4 percent.

In Europe, volume within the total fertilizer market dropped by around 2 percent compared to the second quarter of last year. For the fertilizer season 2002/2003 as a whole, Hydro Agri has strengthened its overall market position in Europe. The combination of capacity closure by other European industry players and reduced imports were the main reasons for Agri’s improved market share.

Better margins in markets outside Europe improved operating income by 56 percent compared to the second quarter of last year despite a volume decrease of 10 percent. More than half of this volume reduction resulted from the strategic decision to exit the production of phosphate fertilizers. A temporary weaker market situation in some African countries as a result of political instability also contributed to the decline in volume. The development of fertilizer sales in Latin America continued the positive trend since the acquisition of Adubos Trevo in 2000. North America performed well with strong volumes at good margins based on imported products.

The industrial segment (Hydro Gases and Chemicals) delivered a satisfactory second quarter with an operating income of NOK 121 million (NOK 150 million). EBITDA was NOK 172 million (NOK 239 million). The strong increase in the nitrogen raw material costs resulted in temporary pressure on margins as external sales contracts provide for price adjustments with certain time lags. Sales volumes of technical nitrates increased despite a generally weak mining market. Nitrogen chemicals also increased although the growth rate has slowed due to the general economic development in Europe. Industrial gases and carbon dioxide sales volumes were in line with last year.

Productivity improvements in Agri continued during the second quarter. Operating capital measured as net operating capital days (number of days of outstanding accounts receivable and inventories minus number of days of accounts payable) were down 14 percent from the second quarter of last year. Produced fertilizer volumes were in line with second quarter of last year despite an unscheduled stop caused by a fire at a plant in Sluiskil, the Netherlands at the end of first quarter. The direct financial effect of the fire was limited, as the major part of the contribution loss was insured and the plant is currently operating at normal capacity. Fixed costs per tonne were reduced by 4 percent in the European production system during first half of 2003 compared to last year. Total fixed costs showed a small nominal reduction.

EBITDA for the second quarter of 2003 amounted to NOK 1,073 million (NOK 1,198 million). The result reflected an improved underlying business performance as EBITDA for the corresponding period last year was positively affected by net gains from divestments totalling NOK 166 million. Positive price developments of NOK 756 million were partly offset by negative currency effects of NOK 235 million and higher energy costs of NOK 390 million. The negative volume effect for the quarter was NOK 57 million.

EBITDA for the first half of 2003 was NOK 2,275 million (NOK 2,581 million). The results for the first two quarters were strongly influenced by negative effects from changes in exchange rates (NOK 605 million) and energy prices (NOK 685 million) compared to first half of 2002. Prices improved compared to last year, but the positive price effect (NOK 1,129 million) was not sufficient to compensate fully for the negative effect caused by currency and energy price development. In addition, the first half of last year was positively influenced by net gains from divestments of NOK 166 million.

Factors influencing the short term outlook: The underlying market situation for nitrogen fertilizers is positive. The global market balance for nitrogen products has been improving and the inventory level in the distribution chain in Europe is lower than last year. At the start of the new season in Europe the price level for nitrates is significantly above last year. However, due to normal seasonal variations, third quarter prices are expected to be below those realized in the second quarter. Energy prices will continue to have a negative impact on Agri’s results in the third quarter. Energy costs for Hydro’s natural gas based ammonia factories in Europe reflect fuel oil prices with an average time lag of 4 -5 months. This means that third quarter energy costs will reflect the high oil prices during the first quarter of 2003, making expected third quarter energy costs approximately NOK 300-350 million higher than in third quarter last year. The negative impact of currency rates on EBITDA for the third quarter compared to the same quarter of 2002 is expected to be about NOK 150 million assuming no change in the value of Hydro’s main operating currencies from end June.

OTHER ACTIVITIES

Operating Income (loss)

	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Petrochemicals	36	13	37	(33)	(35)
Other	(137)	55	(143)	7	48

Total	(101)	68	(106)	(26)	13

EBITDA
	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Petrochemicals	132	103	225	131	320
Other	158	80	325	215	724

Total	290	183	550	346	1,044

Other activities consist of Petrochemicals, Treka (previously A/S Korn- og Foderstof Kompagniet, KFK), Flexible Packaging, Hydro Pronova, Industriforsikring (the industrial insurance company), and Hydro Business Partner.

PETROCHEMICAL

Operating income for Petrochemicals was NOK 36 million in the second quarter 2003, an increase of NOK 23 million compared with the corresponding period of the prior year. Second quarter results for 2002 were negatively influenced by NOK 50 million relating to a scheduled maintenance shutdown at the Rafnes plant, Norway.

In the first half of 2003, operating income improved by NOK 70 million while EBITDA improved by NOK 94 million compared with the same periods in the previous year. The improved results were mainly due to an increase in the price of S-PVC compared to the prior year, partly offset by higher feedstock costs for the ethylene cracker and purchased ethylene. The price of caustic soda declined compared with the first half of the prior year. Results from non-consolidated investees were approximately NOK 27 million higher compared to the same period of the previous year mainly due to higher product prices.

TREKA AS

Treka’s main enterprise, the fishmeal producer Biomar, has been severely affected by the troubled salmon farming market. This has led to the company making provisions for bad debt of roughly NOK 170 million in the quarter.

FLEXIBLE PACKAGING

The divestment of Flexible Packaging, agreed in the first quarter, was implemented on 30 April 2003. The final consideration to be paid by the purchaser will be established in August 2003. The sale has resulted in no material gain or loss and no material adjustments to the preliminary sales value is expected.

CORPORATE ACTIVITIES AND ELIMINATIONS

Operating income for the second quarter of 2003 was a negative amount of NOK 118 million. The result for the first half was a negative amount of NOK 976 million. The result was heavily impacted by increases in pension costs, including employers’ social security cost in addition to the effect of eliminating unrealized gains and losses related to electricity derivatives.

Costs relating to pensions and related employers’ social security costs, charged to Corporate Activities and Eliminations in the first half of 2003, amounted to NOK 700 million, compared with NOK 29 million in the first half of 2002. The increase in 2003 included an non-recurring charge of roughly NOK 230 million, including employers’ social security costs, due to a settlement loss incurred in connection with a reduction in the number of members in certain pension plans in Norway. The reduction in the number of members resulted from workforce reductions and early retirement programs . As a consequence, a proportionate share of unrecognized net loss in these plans has been recognized for the period. The cost increase in 2003, including employers’ social security costs, also reflected increased pension obligations and a reduction in plan assets during 2002.

In June 2003 the Norwegian tax regulations relating to the removal costs, for oil and gas installations on the Norwegian continental shelf, were amended. In accordance with earlier regulations, removal costs could not be deducted when calculating taxable income. Instead, the Norwegian state assumed a portion of the removal costs by means of a special removal grant for each license, calculated on the basis of the average tax rate incurred by the participating companies over the license period. The new rules permit removal costs to be deducted from taxable income. The amendment resulted in a charge to other income of NOK 2,207 million representing the estimated value of existing grants. The charge has no cash effect and therefore no impact on EBITDA. At the same time, a deferred tax asset representing the value of the new tax deductions (calculated at 78 percent of accrued asset removal obligation), was included as a reduction to the tax provision for the quarter in the amount of NOK 2,380 million. The net non-recurring effect of the change in regulations amounted to NOK 173 million for the quarter.

Hydro Energy is responsible for ensuring the supply of electricity for the company’s own consumption and has entered into power purchase contracts in the market and sales contracts with other units in the Group. These contracts are recognized at market value in Hydro Energy. For other Hydro units, the internal purchase contracts are regarded as normal purchase contracts and are not recognized at market value. During second quarter, the estimated market value of the internal power contracts increased by NOK 156 million due to increase in electricity forward prices. This represented an unrealized loss to Hydro Energy, and was charged to the result, offsetting unrealized gains on external contracts. Elimination of this unrealized loss in Hydro Energy contributed to earnings in Corporate and Eliminations by NOK 156 million. For the first half of 2003, the combined effect was a negative NOK 150 million included in Corporate and Eliminations. The contracts have a duration of up to 10 years and can result in significant unrealized gains or losses, impacting future earnings, depending on developments in the electricity markets (forward prices) and changes in the contract portfolio.

FINANCE

	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Interest income	211	442	626	915	1,548
Dividends received / net gain (loss) on securities	168	(154)	177	(41)	(130)

Interest income and other financial income	379	288	803	874	1,418

Interest expense	(708)	(844)	(1,448)	(1,661)	(3,189)
Capitalized interest	184	158	362	275	607
Net foreign exchange gain (loss)	318	2,471	(151)	2,375	3,262
Other	(21)	(31)	(49)	(67)	(163)

Interest expense and foreign exchange gain/(loss)	(227)	1,754	(1,286)	922	517

Net financial income (expense)	152	2,042	(483)	1,796	1,935

Net financial income for the second quarter was NOK 152 million including foreign currency gains of NOK 318 million. The weakening of the US dollar against the Euro (4.5 percent), Australian dollar (10 percent) and Canadian dollar (8 percent) resulted in gains on Hydro’s net US dollar debt position. The currency gains were slightly offset by losses on various currencies against the Norwegian kroner. The second quarter of 2002 included currency gains of approximately NOK 2.5 billion resulting mainly from the effect of a significant weakening of the US dollar against the Norwegian kroner and Euro on the Company’s net US dollar debt position.

During the first half of 2003, currency changes resulted in a loss of NOK 151 million, mainly due to weakening of Norwegian kroner creating losses on US dollar, Canadian dollar and Euro debt positions. The currency losses were, however, to a large extent offset by gains on US dollar debt positions against Euro, Canadian dollar and Australian dollar due to the weakening of US dollar.

The net interest cost for the second quarter was NOK 313 million compared to NOK 147 million first quarter 2003. The first quarter included interest income of NOK 148 million resulting from the settlement of a tax case.

Net interest bearing debt at the end of the second quarter of 2003 was NOK 27.3 billion, compared with NOK 28.5 billion at the end of the first quarter.

Hydro’s debt/equity ratio, calculated as net interest bearing debt divided by equity plus minority interest was 0.32 at the end of the second quarter 2003, compared with 0.34 at the end of the first quarter.

TAX

The provisions for current and deferred taxes for the first half of 2003 amounted to NOK 5,262 million, equivalent to 54 percent of income before tax. The equivalent figures for the first half of 2002 were NOK 6,848 million and 58 percent.

The tax rate for the first half of 2003 was heavily influenced by the effect of the amended regulations relating to the tax treatment of expenses incurred in removing oil and gas installations from the Norwegian Continental shelf. The pre-tax result included a negative non-recurring effect of NOK 2,207 million, while tax expense included a positive non-recurring effect of NOK 2,380 million. When adjusted for these effects, the tax rate was 61 percent of the pre-tax result for the quarter and 64 percent for the first half year.

In the second quarter of 2002, the Supreme Court of Norway found in favor of Norsk Hydro ASA a tax case concerning a deduction for loss on shares in Norsk Hydro Canada Inc. following a sale in 1990 to Norsk Hydro Danmark AS. The ruling led to Hydro being reimbursed with the tax previously paid, a sum of NOK 420 million. In addition, Hydro received tax-free interest compensation of NOK 130 million. The aggregate effect of NOK 550 million was recorded as income in the second quarter of 2002. Without this effect, the tax rate for the first half of 2002 would have been roughly 62 percent.

The high tax level in both 2003 and 2002 was due to the 78 percent marginal tax rate on oil and gas operations in Norway which account for a relatively large portion of earnings.

Oslo, 21 July 2003
Board of Directors

LIQUIDITY AND CAPITAL RESOURCES

Hydro’s cash holdings (cash and cash equivalents) as of 30 June, 2003 were NOK 12,042 million, an increase of NOK 6,077 million, compared to its cash position as of 31 December, 2002.

Net cash provided by operating activities was NOK 12,376 million for the second quarter of 2003 compared to NOK 9,764 million in the corresponding period of the prior year. The increase was attributed to higher earnings from oil and gas operations, and from the aluminium business area.

Net cash used in investing activities in the second quarter of 2003 amounted to NOK 1,831 million compared to NOK 23,743 million for the same period of the prior year, lower by approximately NOK 22 billion. During early part of the prior year, purchases of long-term investments, principally the VAW and Technal acquisitions, accounted for the largest portion of the Company’s investing activities. Higher proceeds from sales of short and long-term investments in 2003 resulted in lower net cash used in investing activities.

Net cash used in financing activities was NOK 5,037 million in the second quarter of 2003 compared to net cash used in financing activities of NOK 5,492 million in the second quarter of 2002. The decrease in net cash outlay was mainly due to lower loan repayments in the first half of 2003 compared to the same period of the prior year.

DISCLOSURES ABOUT MARKET RISK

Reference is made to Item 11 in the Company’s Form 20-F for 2002.

During the first six months of 2003, the Company’s positions in certain aluminum, energy, and other financial instruments, and their related market prices, have changed in such a manner that its exposure to commodity price and interest rate risk has decreased and increased, respectively. The decrease in commodity price risk was mainly due to the change in Hydro’s exposure in aluminium positions compared to year end 2002. Inclusion of VAW’s long LME positions more than offset existing short LME positions and reduces Hydro’s overall net exposure to increases in commodity prices. The effect resulted in an overall decrease in the hypothetical loss in the fair value of Hydro’s commodity instruments. The increase in interest rate risk was due to Hydro’s financial instruments. An increase in the long-term USD interest rates compared to year end 2002 resulted in an overall increase in the hypothetical loss in the fair value of Hydro’s financial instruments. These factors have led to an increase and decrease in the hypothetical losses in the fair value of commodity instruments and financial instruments, respectively, as disclosed in the sensitivity analysis provided under Item 11 in the Company’s annual report on Form 20-F for the year ended December 31, 2002. As discussed therein, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of the Group. Therefore, Hydro’s management cautions against relying on the information presented.

The remaining activities for the six months of 2003 have not materially impacted the other hypothetical losses in the fair value that were disclosed in the sensitivity analysis provided under Item 11 in the Company’s annual report on Form 20-F for the year ended December 31, 2002.

FORWARD LOOKING STATEMENTS

In order to utilize the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing the following cautionary statement:

This document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates, statements of managements’ plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, targeted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future developments in Hydro’s markets (particularly prices, supply and demand, and competition), results of operations, margins, risk management and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world economic growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro’s key markets, and global oil and gas, aluminum and fertilizer supply and demand conditions. By their nature, forward-looking statements involve risk and uncertainty and various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. For a detailed description of factors that could cause Hydro’s actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002, and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

INDEPENDENT ACCOUNTANTS REPORT

To the Board of Directors and shareholders of Norsk Hydro ASA
Oslo, Norway

We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and its subsidiaries as of 30 June, 2003 and 2002, and the related condensed consolidated statements of income and of cash flows for each of the three-month periods then ended. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of 31 December, 2002, and the related consolidated statements of income, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated 28 February, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of 31 December, 2002, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they were derived.

DELOITTE & TOUCHE AS

Oslo, Norway
21 July, 2003

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

							Year ended
	Second quarter			First half			December 31,
	2003	2003	2002	2003	2003	2002	2002

Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	40,578	4,915	44,454	85,392	10,343	82,220	167,040
Depreciation, depletion and amortization	3,524	427	3,670	7,146	866	6,637	13,912
Other operating costs	32,435	3,929	35,707	66,855	8,097	65,624	133,297
Restructuring costs	—	—	—	—	—	59	(10)

Operating income	4,619	559	5,077	11,391	1,380	9,900	19,841

Equity in net income of non-consolidated investees	392	47	(203)	669	81	(95)	33
Interest income and other financial income	379	46	288	803	97	874	1,418
Other income, net	(1,881)	(227)	142	(1,841)	(223)	219	219

Earnings before interest expense and tax (EBIT)	3,509	425	5,304	11,022	1,335	10,898	21,511

Interest expense and foreign exchange gain/(loss)	(227)	(27)	1,754	(1,286)	(156)	922	517

Income before tax and minority interest	3,282	398	7,058	9,736	1,179	11,820	22,028

Income tax expense	(988)	(121)	(4,214)	(5,262)	(637)	(6,848)	(13,278)
Minority interest	30	4	(4)	51	6	—	15

Income before cumulative effect of change in accounting principle	2,324	281	2,840	4,525	548	4,972	8,765
Cumulative effect of change in accounting principle	—	—	—	281	34	—	—

Net income	2,324	281	2,840	4,806	582	4,972	8,765

Earnings per share before change in accounting principle (in NOK and Euro)	9.00	1.10	11.00	17.50	2.10	19.30	34.00

Earnings per share (in NOK and Euro)	9.00	1.10	11.00	18.60	2.30	19.30	34.00

Average number of outstanding shares	258,188,527	258,188,527	257,637,050	258,075,160	258,075,160	257,635,619	257,799,411

1)	Presentation in Euro is a convenience translation based on the exchange rate at June 30, 2003, which was 8.2559.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,		June 30,	December 31,
	2003	2003	2002	2002

Million, except per share data	NOK	EUR1)	NOK	NOK

ASSETS

Cash and cash equivalents	12,042	1,459	7,148	5,965
Other liquid assets	1,715	208	2,281	2,647
Receivables	41,590	5,037	40,822	40,553
Inventories	16,680	2,020	17,481	17,232

Total current assets	72,027	8,724	67,732	66,397

Property, plant and equipment, less accumulated depreciation, depletion and amortization	114,527	13,872	112,163	112,342
Other assets	30,121	3,649	28,777	28,472

Total non-current assets	144,648	17,521	140,940	140,814

Total assets	216,675	26,245	208,672	207,211

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank loans and other interest bearing short-term debt	6,545	793	7,563	7,306
Current portion of long-term debt	818	99	2,570	1,958
Other current liabilities	42,815	5,186	41,208	38,593

Total current liabilities	50,178	6,078	51,341	47,857

Long-term debt	32,007	3,877	33,223	30,902
Other long-term liabilities	17,065	2,067	13,838	14,633
Deferred tax liabilities	33,232	4,025	35,065	36,809

Total long-term liabilities	82,304	9,969	82,126	82,344

Minority shareholders’ interest in consolidated subsidiaries	752	91	1,235	1,143

Shareholders’ equity	83,441	10,107	73,970	75,867

Total liabilities and shareholders’ equity	216,675	26,245	208,672	207,211

1)	Presentation in Euro is a convenience translation based on the exchange rate at June 30, 2003, which was 8.2559

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended		Year ended
		June 30,		December 31,
	2003	2003	2002	2002

Million	NOK	EUR1)	NOK	NOK

Operating activities:

Net income	4,806	582	4,972	8,765

Adjustments:
Depreciation, depletion and amortization	7,146	866	6,637	13,912
Other adjustments	424	51	(1,845)	(892)

Net cash provided by operating activities	12,376	1,499	9,764	21,785

Investing activities:

Purchases of property, plant and equipment	(6,883)	(834)	(8,193)	(19,573)
Purchases of other long-term investments	(217)	(26)	(16,869)	(18,104)
Net sales (purchases) of short-term investments	1,008	122	(26)	(1,154)
Proceeds from sales of property, plant and equipment	494	60	429	908
Proceeds from sales of other long-term investments	3,767	456	916	1,477

Net cash used in investing activities	(1,831)	(222)	(23,743)	(36,446)

Financing activities:

Loan proceeds	174	21	517	707
Principal repayments	(2,551)	(309)	(3,469)	(4,196)
Ordinary shares issued	51	6	36	70
Dividends paid	(2,711)	(328)	(2,576)	(2,576)

Net cash used in financing activities	(5,037)	(610)	(5,492)	(5,995)

Foreign currency effects on cash flows	569	69	(529)	(527)

Net increase (decrease) in cash and cash equivalents	6,077	736	(20,000)	(21,183)

Cash and cash equivalents at beginning of period	5,965	723	27,148	27,148

Cash and cash equivalents at end of period	12,042	1,459	7,148	5,965

1)	Presentation in Euro is a convenience translation based on the exchange rate at June 30, 2003, which was 8.2559.

NORSK HYDRO ASA and SUBSIDIARIES

Notes to the condensed consolidated financial statements

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December, 2002 included in Norsk Hydro’s Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). The interim financial statements are unaudited and reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented.

2. COMPREHENSIVE INCOME

Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net investment hedges, cash flow hedges, and minimum pension liability adjustment. Total comprehensive income for the six months ended 30 June, 2003 and 2002, was NOK 10,219 and NOK 1,753 million, respectively. Total comprehensive income for 30 June, 2003 was higher primarily due to increase in foreign currency translation gain compared to the same period of prior year.

Total comprehensive income for the year ended December 31, 2002 was NOK 3,516 million.

3. RESTRUCTURING COSTS

In October of 2001 Hydro discontinued production of primary magnesium in Norway. As a result, Hydro closed the Porsgrunn production facilities in March of 2002, and has started the clean up and dismantling work. Dismantling and clean-up work are expected to be substantially completed during 2003. As part of the closure of the plant facilities, restructuring costs totaling NOK 961 million were recognized at the end of 2001; of this amount, NOK 261 million was charged as an impairment loss on the plant facilities, and NOK 40 million was related to reduction in inventories due to obsolences; the remaining NOK 660 million of restructuring costs included termination costs for customer and supplier agreements, work-force reduction costs, and dismantling and clean-up costs. Hydro recorded additional restructuring costs of NOK 59 million related to work-force reduction in the first quarter of 2002.

The initial restructuring accrual was reduced by NOK 69 million during the third quarter of 2002 due to the reversal of certain accruals relating to contract termination costs that were lower than originally anticipated.

The following table summarizes the types and amounts recognized as accrued expenses for the restructuring together with changes in the accrual for the twelve-month period ended 31 December 2002, and the six-month period ended 30 June 2003:

Amounts in	Demolition	Workforce	Shutdown costs	Contract
NOK million	Costs	severance	of operations	termination	Total

31 December, 2001	316	130	98	116	660

Additions/(Deductions) 1)	—	59	—	(69)	(10)
Payment	(41)	(171)	(98)	(47)	(357)
31 December, 2002	275	18	—	—	293

Additions/(Deductions) 1)	—	—	—	—	—
Payment	(36)	(14)	—	—	(50)
30 June, 2003	239	4	—	—	243

1)	Charged to the income statement

4. INVENTORIES

	30 June,		31 December,
in NOK million	2003	2002	2002

Finished goods	7,412	9,023	8,804
Work in progress	3,055	2,842	2,734
Raw materials	6,213	5,616	5,694

Total	16,680	17,481	17,232

5. CONTINGENCIES

Hydro is involved in or threatened with various legal, tax and environmental matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

CHANGES IN SHAREHOLDERS’ EQUITY

	First half		Year
NOK million	2003	2002	2002

Shareholders’ equity at beginning of period	75,867	74,793	74,793
Net income	4,806	4,972	8,765
Dividend declared and paid	(2,711)	(2,576)	(2,576)
Foreign currency translation, net	5,946	(4,936)	(7,207)
Hedge of net investment and cash flow hedge	(514)	1,725	2,312
Other items recorded directly to shareholders’ equity	(19)	(9)	(354)
Reissue (purchase) of treasury stock	66	1	134

Shareholders’ equity at end of period	83,441	73,970	75,867

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated. Hydro’s accounting principles are included in its 2002 Annual Report. The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on January 1, 2003 in accordance with the description in the 2002 Annual Report and in this Report. Interim figures are unaudited.

CHANGE IN ACCOUNTING PRINCIPLES

Hydro implemented the new accounting standard for asset retirement obligations, such as decommissioning and asset removal obligation of oil and gas production platforms, facilities and pipelines [SFAS 143] beginning January 1, 2003. The new accounting standard requires that the fair value of future asset retirement obligations be recorded in the Company’s balance sheet in the period it is incurred; accordingly, obligations for oil and gas installations should be recognized at the start of production. Asset retirement costs are capitalized as part of the asset’s original cost and depreciated over the asset’s useful life, while changes to the present value of the obligations are charged to earnings. As a result of the new accounting standard, a positive after-tax effect of NOK 310 million was recorded as “cumulative effect of change in accounting principles” in the Company’s results of the first quarter of 2003. The changes also resulted in an increase in the capitalized value of fixed assets by NOK 1,101 million. The increase in the original cost of fixed assets was NOK 1,932 million and related accumulated depreciation was NOK 831 million. In addition, liabilities for asset retirement obligations increased NOK 2,418 million to NOK 4,519 million, and the deferred tax obligation increased NOK 465 million. Up to 27 June, 2003, the Norwegian State’s share of removal obligation was covered by way of grant. This was accounted for as a long-term receivable of NOK 2,092 million.

On 27 June the tax regulation relating to the removal cost for oil and gas instalations on the Norwegian continental shelf were amended, as described on page 11.

The following table reconciles the reported net income, reported earnings per share and asset retirement obligations to that which would have resulted for the three months ended March 31, 2002 and for the year ended December 31, 2002, assuming SFAS 143 were adopted January 1, 2002.

ASSET RETIREMENT OBLIGATIONS

		Second quarter	First half	Year
NOK million, except per share data	1.1.2002	2002	2002	2002

Reported net income		2,840	4,972	8,765
Depreciation change (after tax)		(3)	(6)	(25)

Pro forma net income		2,837	4,966	8,740

Reported earnings per share		11.00	19.30	34.00
Depreciation change earnings per share		0.00	0.00	0.00

Pro forma earnings per share		11.00	19.30	34.00

Pro forma Asset Retirement Obligations	4,218	4,378	4,378	4,519

Hydro Energy has changed its accounting treatment for certain energy contracts in accordance with EITF 02-3, which changes recognition and reporting of gains and losses on energy contracts. As of January 1, 2003, this standard requires energy contracts that are not derivatives to be recorded at the lower of historical cost and fair value. Certain of these contracts were previously accounted for at their market value. The change in accounting treatment resulted in an after-tax charge of NOK 29 million to cumulative change in accounting principles.

Consolidation of Variable Interest Entities
In January 2003, FASB Interpretation 46 “Consolidation of Variable Interest Entities” (FIN 46) was issued and addresses consolidation of certain entities (variable interest entities) where the usual conditions for consolidation, such as control or majority voting interest, does not apply. Variable interest entities have commonly been referred to as special purpose entities. The Interpretation provides guidance on how to identify variable interest entities and how to determine which owner is the primary beneficiary of the variable interest entity, and therefore should consolidate the entity. The interpretation is to be applied for variable interest entities created after January 31, 2003, and must be applied by the third quarter of 2003 to variable interest entities existing before January 31, 2003.

FIN 46 has not led to consolidation of units in the first quarter of 2003 which would not have been consolidated under the previous regulation. Hydro is currently in the process of evaluating existing arrangements to determine if they are variable interest entities. FIN 46 may not apply to any of Hydro’s investments or arrangement. If it is determined to apply, entities may be consolidated into Hydro’s consolidated financial statements.

USE OF NON-GAAP FINANCIAL MEASURES

The U.S. Securities and Exchange Commission recently adopted regulations, effective as of March 28, 2003, governing the use of “non-GAAP financial measures.” Non-GAAP financial measures are defined in the regulations to include financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA is considered such a measure.

In the discussion on operating results, Hydro refers to certain non-GAAP financial measures including EBITDA and Operating income excluding infrequent or non-recurring items. Hydro’s management makes regular use of these measures to evaluate its performance, both in absolute terms and comparatively from period to period. These measures are viewed by management as providing a better understanding Ð for management and investors Ð of the underlying operating results of its business segments for the period under evaluation. Hydro manages long-term debt and taxes on a group basis. Therefore, net income is discussed only for the group as a whole.

Hydro’s steering model, referred to as Value-Based Management, reflects managements focus on cash flow-based performance indicators. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of EBITDA may differ from that of other companies.

EBITDA should not be considered as an alternative to operating income and income before taxes as an indicator of the company’s operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

EBITDA for the core business areas are presented in the table below, in addition to a reconciliation of EBITDA to net income at the Company level. A reconciliation of EBITDA to operating income for the core business areas and sub-segments is presented on page 27 of this report.

RECONCILIATION TO NET INCOME
	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Hydro Oil and Energy	6,274	6,155	14,942	12,002	25,340
Hydro Aluminium	1,619	1,292	3,191	2,191	4,334
Hydro Agri	1,073	1,198	2,275	2,581	3,945
Other Activities	290	183	550	346	1,044
Corporate and Eliminations	21	297	(517)	593	995

Total EBITDA 1)	9,277	9,125	20,441	17,713	35,658

Depreciation, depletion and amortization	(3,524)	(3,670)	(7,146)	(6,637)	(13,912)
Amortization of excess values in non-consolidated investees	(37)	(151)	(66)	(178)	(235)
Other income (expense) non-cash 2)	(2,207)	—	(2,207)	—	—
Interest expense	(708)	(844)	(1,448)	(1,661)	(3,189)
Capitalized interest	184	158	362	275	607
Net foreign exchange gain/(loss)	318	2,471	(151)	2,375	3,262
Other financial items	(21)	(31)	(49)	(67)	(163)

Income before tax and minority interest	3,282	7,058	9,736	11,820	22,028

Income tax expense	(988)	(4,214)	(5,262)	(6,848)	(13,278)
Minority interest	30	(4)	51	—	15

Income before cumulative effect of change in accounting principle	2,324	2,840	4,525	4,972	8,765

Cumulative effect of change in accounting principle	—	—	281	—	—

Net income	2,324	2,840	4,806	4,972	8,765

1)	EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization.
2)	The amount relates to the reversal of an expected state grant pertaining to an asset removal obligation.

EBITDA information by segment in each of the core business areas, as well as explanation of the financial performance of each segment, is included in the presentation of the business areas.

NON-RECURRING OR INFREQUENT ITEMS

Hydro also identifies items of a non-recurring or infrequent nature in discussing operating results. These items reflect activities or events which management believes are not indicative of expected trends and outcomes arising from normal, recurring business operations. Generally such items arise as a result of very substantial initiatives including major turnarounds and other transforming events or material events and transactions which are not expected to occur often in the normal course of business. Non-recurring or infrequent items include but are not limited to :

•	costs related to major improvement programs (which will vary from period to period and in certain periods may be insignifi- cant, but which are identified nonetheless to enable investors to understand the total impact of such programs)

•	material changes in the value of assets or liabilities related to infrequent events or major, unusual circumstances

•	material gains or losses related to infrequent or non-recurring events or transactions

In general, Hydro excludes these items from financial measures calculated and presented in accordance with GAAP. This is not done with respect to other smaller, less comprehensive cost reduction programs, efficiency initiatives and business expansion activities which are viewed as normal, recurring activities and do not take away from investors’ understanding of the underlying business performance.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INDIVIDUAL OPERATING SEGMENT

OPERATING REVENUES
	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	7,823	8,305	18,206	15,694	32,970
Energy and Oil Marketing	10,687	10,888	23,807	21,721	45,915
Eliminations	(6,461)	(6,079)	(13,218)	(11,234)	(23,040)

Hydro Oil and Energy	12,049	13,114	28,795	26,181	55,845

Metals	9,367	11,196	20,569	19,069	39,646
Rolled Products	4,780	4,708	9,301	6,246	14,790
Extrusion and Automotive	6,280	6,743	12,395	12,376	24,245
Other and eliminations	(2,661)	(4,167)	(7,339)	(6,039)	(13,630)

Hydro Aluminium	17,766	18,480	34,926	31,652	65,051

Hydro Agri	9,263	9,049	18,341	18,126	33,348

Other activities	3,702	6,229	8,112	11,160	21,769
Corporate and Eliminations	(2,202)	(2,418)	(4,782)	(4,899)	(8,973)

Total	40,578	44,454	85,392	82,220	167,040

EXTERNAL REVENUES
	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	1,710	2,286	5,695	4,487	10,136
Energy and Oil Marketing	9,484	9,970	21,540	19,817	41,929
Eliminations	(393)	(245)	(809)	(498)	(965)

Hydro Oil and Energy	10,801	12,011	26,426	23,806	51,100

Metals	6,822	6,921	13,440	12,871	26,025
Rolled Products	4,625	4,513	8,987	5,992	14,135
Extrusion and Automotive	6,260	6,719	12,358	12,334	24,186
Other and eliminations	26	163	68	249	162

Hydro Aluminium	17,733	18,316	34,853	31,446	64,508

Hydro Agri	9,174	8,934	18,190	17,818	32,818

Other activities	2,696	5,184	6,035	9,131	17,988
Corporate and eliminations	174	9	(112)	19	626

Total	40,578	44,454	85,392	82,220	167,040

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INTERNAL REVENUES

	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	6,113	6,019	12,511	11,207	22,834
Energy and Oil Marketing	1,203	918	2,267	1,904	3,986
Eliminations	(6,068)	(5,834)	(12,409)	(10,736)	(22,075)

Hydro Oil and Energy	1,248	1,103	2,369	2,375	4,745

Metals	2,545	4,275	7,129	6,198	13,621
Rolled Products	155	195	314	254	655
Extrusion and Automotive	20	24	37	42	59
Other and eliminations	(2,687)	(4,330)	(7,407)	(6,288)	(13,792)

Hydro Aluminium	33	164	73	206	543

Hydro Agri	89	115	151	308	530

Other activities	1,006	1,045	2,077	2,029	3,781
Corporate and eliminations	(2,376)	(2,427)	(4,670)	(4,918)	(9,599)

Total	—	—	—	—	—

DEPRECIATION, DEPLETION AND AMORTIZATION

	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	2,136	2,210	4,377	4,047	8,242
Energy and Oil Marketing	148	195	291	383	764
Eliminations	—	—	—	—	—

Hydro Oil and Energy	2,284	2,405	4,668	4,430	9,006

Metals	351	323	702	517	1,117
Rolled Products	147	116	295	152	496
Extrusion and Automotive	297	266	564	473	1,010
Other and eliminations	—	—	—	—	—

Hydro Aluminium	795	705	1,561	1,142	2,623

Hydro Agri	263	303	524	601	1,172

Other activities	178	253	388	456	1,100
Corporate and eliminations	4	4	5	8	11

Total	3,524	3,670	7,146	6,637	13,912

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME (LOSS)

	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	3,107	3,069	8,589	6,077	13,137
Energy and Oil Marketing	547	617	1,262	1,316	2,784
Eliminations	(2)	—	(24)	—	26

Hydro Oil and Energy	3,652	3,686	9,827	7,393	15,947

Metals	542	568	1,114	824	1,690
Rolled Products	53	(76)	53	(90)	(295)
Extrusion and Automotive	(10)	55	42	31	14
Other and eliminations	(21)	164	8	291	289

Hydro Aluminium	564	711	1,217	1,056	1,698

Hydro Agri	622	604	1,429	1,562	2,207

Other activities	(101)	68	(106)	(26)	13
Corporate and eliminations	(118)	8	(976)	(85)	(24)

Total	4,619	5,077	11,391	9,900	19,841

EBITDA

	Second quarter		First half		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	5,228	5,311	12,998	10,240	21,593
Energy and Oil Marketing	1,048	844	1,968	1,762	3,721
Eliminations	(2)	—	(24)	—	26

Hydro Oil and Energy	6,274	6,155	14,942	12,002	25,340

Metals	1,124	715	2,171	1,265	2,703
Rolled Products	215	82	383	110	258
Extrusion and Automotive	300	331	629	525	1,084
Other and eliminations	(20)	164	8	291	289

Hydro Aluminium	1,619	1,292	3,191	2,191	4,334

Hydro Agri	1,073	1,198	2,275	2,581	3,945

Other activities	290	183	550	346	1,044
Corporate and eliminations	21	297	(517)	593	995

Total	9,277	9,125	20,441	17,713	35,658

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME - EBIT – EBITDA    SECOND QUARTER 2003

				Selected			Depr.
	Operating	Non-cons.	Interest	Financial	Other		and
NOK million	income	investees	income	items	income	EBIT	Amort.		EBITDA

Exploration and Production	3,107	4	(23)	—	—	3,088	2,140		5,228
Energy and Oil Marketing	547	18	6	—	326	897	151		1,048
Eliminations	(2)	—	—	1	—	(1)	(1)		(2)

Hydro Oil and Energy	3,652	22	(17)	1	326	3,984	2,290		6,274

Metals	542	204	3	11	—	760	364		1,124
Rolled Products	53	(5)	6	—	—	54	161		215
Extrusion and Automotive	(10)	9	5	(2)	—	2	298		300
Other and eliminations	(21)	—	—	—	—	(21)	1		(20)

Hydro Aluminium	564	208	14	9	—	795	824		1,619

Hydro Agri	622	146	41	(1)	—	808	265		1,073

Other activities	(101)	18	45	151	—	113	177		290
Corporate and eliminations	(118)	(2)	128	8	(2,207)	(2,191)	2,212	1)	21

Total	4,619	392	211	168	(1,881)	3,509	5,768		9,277

OPERATING INCOME - EBIT – EBITDA   FIRST HALF 2003

				Selected			Depr.
	Operating	Non-cons.	Interest	Financial	Other		and
NOK million	income	investees	income	items	income	EBIT	Amort.		EBITDA

Exploration and Production	8,589	9	15	3	—	8,616	4,382		12,998
Energy and Oil Marketing	1,262	71	15	—	326	1,674	294		1,968
Eliminations	(24)	—	—	1	—	(23)	(1)		(24)

Hydro Oil and Energy	9,827	80	30	4	326	10,267	4,675		14,942

Metals	1,114	309	4	16	—	1,443	728		2,171
Rolled Products	53	2	7	—	—	62	321		383
Extrusion and Automotive	42	15	9	(3)	—	63	566		629
Other and eliminations	8	—	—	—	—	8	—		8

Hydro Aluminium	1,217	326	20	13	—	1,576	1,615		3,191

Hydro Agri	1,429	237	83	(1)	—	1,748	527		2,275

Other activities	(106)	28	85	132	23	162	388		550
Corporate and eliminations	(976)	(2)	408	29	(2,190)	(2,731)	2,214	1)	(517)

Total	11,391	669	626	177	(1,841)	11,022	9,419		20,441

1) Includes non-cash charge relating to an expected state grant pertaining to an asset removal obligation of NOK 2,207 million.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INVESTMENTS 1)

	Second quarter		First half		Year
NOK million	2003	2002	2003 2)	2002	2002

Exploration and Production	2,369	7,669	5,726	9,856	14,074
Energy and Oil Marketing	241	143	445	226	622
Eliminations	—	—	—	—	—

Hydro Oil and Energy	2,610	7,812	6,171	10,082	14,696

Metals	797	633	1,539	11,136	12,728
Rolled Products	56	96	114	7,006	7,437
Extrusion and Automotive	313	173	533	4,373	5,153
Other and eliminations	—	—	—	—	—

Hydro Aluminium	1,166	902	2,186	22,515	25,318

Hydro Agri	181	431	317	626	1,543

Other activities	262	330	344	2,598	3,115
Corporate and eliminations	4	177	15	234	1,044

Total	4,223	9,652	9,033	36,055	45,716

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.
2)	Includes effect of change in accounting principle (FAS 143). Non-cash increase in investment of NOK 1,932 million.

EBITDA

	2003		2002
NOK million	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Exploration and Production	5,228	7,770	6,729	4,624	5,311	4,929
Energy and Oil Marketing	1,048	920	1,132	827	844	918
Eliminations	(2)	(22)	26	—	—	—

Hydro Oil and Energy	6,274	8,668	7,887	5,451	6,155	5,847

Metals	1,124	1,047	964	474	715	550
Rolled Products	215	168	47	101	82	28
Extrusion and Automotive	300	329	285	274	331	194
Other and eliminations	(20)	28	20	(22)	164	127

Hydro Aluminium	1,619	1,572	1,316	827	1,292	899

Hydro Agri	1,073	1,202	645	719	1,198	1,383

Other activities	290	260	333	365	183	163
Corporate and eliminations	21	(538)	274	128	297	296

Total	9,277	11,164	10,455	7,490	9,125	8,588

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

QUARTERLY RESULTS

	2003		2002
NOK million	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	40,578	44,814	44,007	40,813	44,454	37,766
Operating income	4,619	6,772	5,996	3,945	5,077	4,823
EBITDA	9,277	11,164	10,455	7,490	9,125	8,588
Net income	2,324	2,482	3,280	513	2,840	2,132
Earnings per share (NOK)	9.00	9.60	12.70	2.00	11.00	8.30

	2003		2002
EUR million	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	4,915	5,660	6,049	5,555	5,996	4,897
Operating income	559	855	824	537	685	625
EBITDA	1,124	1,410	1,437	1,019	1,231	1,114
Net income	281	313	451	70	383	276
Earnings per share (EUR)	1.10	1.20	1.80	0.30	1.50	1.10

Amounts have been converted to Euro for convenience using the end exchange rate (NOK/EUR) in effect during the quarters as follows:	8.2559	7.9176	7.2754	7.3469	7.4145	7.7116

VAW ACQUISITION

In January 2002, Hydro entered into an agreement to purchase all the outstanding shares of the German aluminum company, VAW Aluminium AG, a leading aluminum company in Europe. The acquisition was completed on March 15, 2002. VAW is included in Hydro’s consolidated results from that date. VAW had operations in more than 20 countries. The major part of these activities are located in the EU. In addition, VAW had important operations located in North America and the Pacific region. VAW is fully integrated into Hydro’s aluminium operations.

The consideration for VAW amounts to EURO 1,911 million (NOK 14.9 billion). In addition, interest-bearing debt of EURO 703 million (NOK 5.5 billion) and pension obligations of approximately EURO 410 million (NOK 3.2 billion) were assumed. The acquisition was financed by Hydro’s cash holdings.

Assets acquired and liabilities assumed in the VAW acquisition have been recorded at estimated fair value. The purchase price allocation is based on estimates for fair value of assets and liabilities in VAW, and was completed during first quarter 2003. Excess values are for the most part allocated to tangible fixed assets. The allocation does not indicate material goodwill in the transaction.

Because VAW’s inventories have been recorded at estimated fair values as of the time of the acquisition, cost of goods sold was unusually high in the period after acquisition. The effect was approximately NOK 200 million.

NOK million

Preliminary allocation of purchase price:
Cash and cash equivalents	410
Other current assets	11,597
Property, plant and equipment, less accumulated depreciation, depletion and amortization	16,592
Other assets	6,140
Total current liabilities	(9,517)
Total long-term liabilities	(10,022)
Minority shareholders’ interest in consolidated subsidiaries	(356)

Estimated fair value of assets in VAW as of March 15, 2002	14,844

PRO FORMA INFORMATION

The following unaudited pro forma information has been prepared assuming VAW was acquired as of the beginning of 2002.

	Second quarter	First half	Year
NOK million	2002	2002	2002

Operating revenues	44,702	88,588	174,630
Operating income	5,266	10,447	20,554
EBITDA	9,314	18,424	36,878
Net income	2,955	5,179	9,125

Earnings per share in NOK	11.40	20.00	35.30

VAW’s results have been translated into Norwegian kroner at average exchange rates. Pro forma adjustments are made for the fair value adjustments relating to assets and liabilities, depreciation and the amortization of these adjustments as well as finance cost of the acquisition price and deferred tax related to the above mentioned adjustments.

However, no adjustment has been made for the fair valuation of inventories. Significant sales between the companies are eliminated.

The effect of other acquisitions and divestitures on accounting results for 2002 is not material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad

JOHN O. OTTESTAD
(Executive Vice President and
Chief Financial Officer)

Date: 21 July, 2003